Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES AN UPGRADE IN RATING OF ITS
SERIES A, B, C AND D NOTES

Tel Aviv, Israel - June 18, 2007 - Elbit Medical Imaging Ltd. (“EMI”) (NASDAQ: EMITF), announced today that Maalot - The Israel Securities Rating Company Ltd., an affiliate of Standard & Poor's Rating Services, has informed EMI that it has approved an upgrade of EMI’s rating from “A” to “A+/Stable,” on a local scale, for the existing Series A, B, C and D Notes, as well as for a future series of E Notes, which EMI proposes to issue for the raising of up to an additional NIS 530 million in debt.

The securities offered or to be offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Mr. Shimon Yizhaki, President, commented: “We are very gratified by the faith and confidence which Maalot continues to show in EMI. All series of debenture notes raised to date, as well as those which it expects to raise in the future, will provide EMI with the liquidity it needs to fund its equity requirements in the projects under development in Eastern Europe and India, and for additional investments.”

About Elbit Medical Imaging Ltd.
EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Long-term leases of real estate property; (iv) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (v) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd., and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005,  filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Rachel Levine
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9439
syitzhaki@elbitimaging.com	rlevine@hfgcg.com